SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Surg II, Inc.

(Name of Issuer)

common stock, no par value

(Title of Class of Securities)

86880Q 10 6

(CUSIP Number)

Metalclad Corporation
Suite 2690
800 Nicollet Mall
Minneapolis, MN 55402
Phone: (612) 333-0614

With a copy to:
Roger H. Frommelt, Esq.
Felhaber, Larson, Fenlon & Vogt, P.A.
Suite 4200
225 South Sixth Street
Minneapolis, MN 55402-4302
Phone: (612) 373-8541

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 30, 2002

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 86880Q 10 6

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Metalclad Corporation; IRS Identification No. 95 2368719

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
NUMBER OF		145,000,000

SHARES	8	SHARED VOTING POWER
		None
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		145,000,000
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		None
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,000,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.6%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

Item 1. Security and Issuer

     This statement relates to the common stock, no par value, of Surg II, Inc., a Minnesota corporation. The address of the principal offices of Surg II, Inc. is Suite 2690, 800 Nicollet Mall, Minneapolis, Minnesota 55402.

Item 2. Identity and Background

     This Schedule 13D is being filed by Metalclad Corporation, a Delaware corporation with offices at Suite 2690, 800 Nicollet Mall, Minneapolis, Minnesota 55402.

     Metalclad Corporation, through its subsidiary Metalclad Insulation Corporation, is in the business of providing insulation installation and asbestos abatement services to commercial entities. Metalclad Insulation Corporation has its principal facilities at 2198 South Dupont Drive, Anaheim, California 92806.

     The executive officers, directors and a controlling shareholder of Metalclad Corporation, and certain information with respect to their principal occupations or employment, are as follows:

• Wayne W. Mills is the chief executive officer, a director and, by virtue of the ownership of 22.4% of the outstanding common stock of Metalclad Corporation, a controlling shareholder of Metalclad Corporation, and his address is 800 Nicollet Mall, Suite 2960, Minneapolis, Minnesota 55402. Mr. Mills’ principal employment is as the chief executive officer of Metalclad Corporation.

• Kenneth W. Brimmer is the chairman of the board and a director of Metalclad Corporation, and his address is 800 Nicollet Mall, Suite 2960, Minneapolis, Minnesota 55402. Mr. Brimmer’s occupation is as an independent business consultant, acting as the chairman of the board of directors of Hypertension Diagnostics, Inc. and Sterion Incorporated as well as Metalclad Corporation.

• Brian D. Niebur is the chief financial officer of Metalclad Corporation, and his address is 800 Nicollet Mall, Suite 2960, Minneapolis, Minnesota 55402. Mr. Niebur’s employment is divided approximately equally between Metalclad Corporation and as the chief financial officer for Marix Technologies, Inc., a development stage software development company.

• Joseph M. Senser is a member of the board of directors of Metalclad Corporation, and his address is 5308 Evenswood Lane, Edina, MN 55436. Mr. Senser is the owner of Joe Senser’s Sports Grill, Inc. which owns and operates three restaurants in the Minneapolis, Minnesota metropolitan area.

• Gary Copperud is a member of the board of directors of Metalclad Corporation, and his address is 1234 Trapper’s Point, Fort Collins, CO 80524. Mr. Copperud

is the president and general manager of CMM Properties, LLC, which owns and manages real estate and other equity investments.

• J. Thomas Talbot is a member of the board of directors of Metalclad Corporation, and his address is 24 Corporate Plaza, Suite 100, Newport Beach, CA 92660. Mr. Talbot is the owner of The Talbot Company, an investment and asset management company.

• Raymond J. Pacini is a member of the board of directors of Metalclad Corporation, and his address is 6 Executive Circle, Suite 250, Irvine, CA 92714. Mr. Pacini is the president, chief executive officer and director of California Coastal Communities, Inc.

• Daniel D. Lane is a member of the board of directors of Metalclad Corporation, and his address is 14 Corporate Plaza Drive, Newport Beach, CA 92660. Mr. Lane is the chief executive officer and principal owner of Lane/Kuhn Pacific, Inc. which develops and constructs residential housing and planned residential communities.

     During the last five years, neither Metalclad Corporation nor any of the above named executive officers or directors of Metalclad Corporation have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each executive officer, director and controlling shareholder named above is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     The $3,000,000 was paid by Metalclad Corporation out of its working capital for the purchase of 140,000,000 shares of common stock.

Item 4. Purpose of Transaction

     With the approval of its board of directors, Metalclad Corporation purchased the 145,000,000 shares of Surg II, Inc. from Surg II, Inc. on May 30, 2002 to gain control of Surg II, Inc., and, in connection with such purchase, provided Surg II, Inc. with approximately $3,000,000 of working capital. Metalclad Corporation, through Surg II, Inc., will attempt to find a going business which Surg II, Inc. may acquire or with which Surg II, Inc. may merge or consolidate.

     Between May 20 and May 30, 2002, prior to the purchase of the 145,000,000 shares, all of the former members of the Board of Directors of Sung II, Inc. resigned, and two persons designated by Metalclad Corporation were appointed to fill the vacancies on the Board of Directors caused by two of those resignations.

Item 5. Interest in the Securities of the Issuer

     Metalclad Corporation owns 90.6% of the outstanding shares of common stock of Surg II, Inc. No other person named in Item 2 beneficially owns shares of Surg II, Inc. common stock. Metalclad Corporation has the sole power to vote the 145,000,000 shares of common stock of Surg II, Inc. Metalclad Corporation acquired all 145,000,000 shares of Surg II, Inc. common stock from Surg II, Inc. on May 30, 2002, at a price of $3,000,000, or approximately $0.021 per share.

Item 6. Contracts, Arrangements, Understandings with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2002	METALCLAD CORPORATION

	By:	/s/ Kenneth W. Brimmer Kenneth W. Brimmer
Chairman of the Board